BloomZ Inc.

June 14, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Rufus Decker Erin Jaskot Jenna Hough
Tony Watson

Re:	BloomZ Inc.
Amendment No. 2 to Registration Statement on Form F-1
Filed March 20, 2024
File No. 333-275223

Ladies and Gentlemen:

This letter is in response to the letter dated April 3, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to BloomZ Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment to the Registration Statement on Form F-1 (“Amendment No. 3”) is being filed to accompany this letter.

Amendment No.2 to Form F-1 filed March 20, 2024

General

1. We note that the size of the resale component is double the size of the primary offering. Please tell us why you are registering the resale offering at this time and how you determined the number of ordinary shares being registered in connection with the resale offering. Please also disclose the details of the transaction(s) in which the selling shareholders received the shares covered by the resale prospectus and the length of time the selling shareholders have held the shares, with a view to understanding whether the resale portion of the offering should be deemed an indirect primary being conducted by or on behalf of the issuer, consistent with Question 612.09 of our Securities Act Rule Compliance and Disclosure Interpretations.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that the resale of the ordinary shares of the Company by certain selling shareholders (collectively, the “Selling Shareholders,” and individually, a “Selling Shareholder”) as contemplated in our registration statement on Form F-1, as amended (the “Registration Statement”), is not an indirect primary offering and is a secondary offering under Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

Our analysis of the six enumerated factors contained in Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations (“C&DI.612.09”) are as follows:

Unless otherwise indicated, all share amounts and per share amounts in this response letter have been presented to give effect to the 1-for-5,000 sub-division of our ordinary shares (the “Ordinary Shares”) effective on December 11, 2023.

Background

On February 13, 2023, Kabushiki Kaisha BloomZ, a limited liability company organized under the laws of Japan and a wholly owned subsidiary of the Company (“BloomZ Japan”), entered into share subscription agreements with 11 Selling Shareholders, whereby BloomZ Japan issued an aggregate of 225 of its ordinary shares to the 11 Selling Shareholders for the aggregate consideration of 11,250,000 Japanese yen (or approximate $75,286), at the price of 50,000 Japanese yen (or approximate $334.6) per ordinary share, for our working capital needs and to finance expenses for our initial public offering (“IPO”).

The following table sets forth the breakdown of the foregoing transactions among BloomZ Japan and the 11 Selling Shareholders:

Name of the Selling Shareholders	BloomZ Japan’s ordinary shares acquired	Relationship to the Company
Badge Co., Ltd.	45	Investor
Daisuke Koma	45	Investor
Rideon Works Co., Ltd.	45	Investor
Kazuki Kuwana	20	Non-affiliated Employee of our principal shareholder, CyberStep, Inc. (“CyberStep”)
Syota Nakada	10	Non-affiliated Employee of BloomZ Japan
Makoto Kimura	10	Non-affiliated Employee of CyberStep
Xuejing Zhao	10	Non-affiliated Employee of CyberStep
Masataka Horike	10	Non-affiliated Employee of CyberStep
Wataru Hagiwara	10	Non-affiliated Employee of CyberStep
Daisuke Takada	10	Non-affiliated Employee of CyberStep
Yuzuki Nakazawa	10	Non-affiliated Employee of CyberStep

On April 24, 2023, we acquired the equity interests in BloomZ Japan held by the 11 Selling Shareholders through a share exchange agreement on a 1:5,000 basis. Consequently, the above 11 Selling Shareholders acquired an aggregate of 1,125,000 of our Ordinary Shares.

On May 31, 2023, after three months of negotiations, BloomZ Japan entered into investment agreements with eight Selling Shareholders, pursuant to which agreements BloomZ Japan issued an aggregate of 211 of its ordinary shares to the eight Selling Shareholders on May 31, 2023 for the aggregate consideration of 63,300,000 Japanese yen (or approximate $423,610), at the price of 300,000 Japanese yen (or approximate $2,007.6) per ordinary share, for our working capital needs and to finance expenses for the IPO.

The following table sets forth the breakdown of the foregoing transactions among BloomZ Japan and the eight Selling Shareholders:

Name of the Selling Shareholders	BloomZ Japan’s ordinary shares acquired	Relationship to the Company
Teppei Matsuyama	66	Investor
Blue Rock Co., Ltd.	33	Investor
Metax Inc.	33	Investor
Hajime Hama	33	Investor
Envy Capital LLC	16	Investor
Masakazu Inada	10	Investor
Minoru Hirata	10	Investor
Aint Co., Ltd	10	Investor

On August 25, 2023, we acquired the equity interests in BloomZ Japan held by the eight Selling Shareholders through a share exchange agreement on a 1:5,000 basis. Consequently, the above eight Selling Shareholders acquired an aggregate of 1,055,000 of our Ordinary Shares.

On October 6, 2023, Lode Runner Inc., one of our principal shareholders (“Lode Runner”), entered into instruments of transfer with seven Selling Shareholders, whereby Lode Runner sold an aggregate of 350,000 Ordinary Shares to the seven Selling Shareholders for the aggregate consideration of 23,100,000 Japanese yen (or approximate $154,587), at the price of 66 Japanese yen (or approximate $0.44) per Ordinary Share, for its working capital needs.

The following table sets forth the breakdown of the foregoing transactions among Lode Runner and the seven Selling Shareholders:

Name of the Selling Shareholders	Ordinary Shares acquired	Relationship to the Company
Tokuya Saito	50,000	Non-affiliated Employee of CyberStep
Yu Yamade	50,000	Non-affiliated Employee of CyberStep
Sho Ichikawa	50,000	Non-affiliated Employee of CyberStep
Michitaka Kawabe	50,000	Non-affiliated Employee of CyberStep
Shiho Miura	50,000	Non-affiliated Employee of CyberStep
Hirokazu Okazawa	50,000	Non-affiliated Employee of CyberStep
Masashi Futada	50,000	Non-affiliated Employee of CyberStep

Factor 1: How Long the Selling Shareholders Have Held the Shares

Badge Co., Ltd., Daisuke Koma, Rideon Works Co., Ltd., Kazuki Kuwana, Syota Nakada, Makoto Kimura, Xuejing Zhao, Masataka Horike, Wataru Hagiwara, Daisuke Takada and Yuzuki Nakazawa have held their Ordinary Shares since April 24, 2023.

Teppei Matsuyama, Blue Rock Co., Ltd., Metax Inc., Hajime Hama, Envy Capital LLC, Masakazu Inada, Minoru Hirata and Aint Co., Ltd have held their Ordinary Shares since August 25, 2023.

Tokuya Saito, Yu Yamade, Sho Ichikawa, Michitaka Kawabe, Shiho Miura, Hirokazu Okazawa and Masashi Futada have held their Ordinary Shares since October 6, 2023.

From the date of acquisition to the date of this response, the Selling Shareholders have not sold or otherwise disposed of any of the Ordinary Shares that they hold. The holding period for the Ordinary Shares demonstrates that the Selling Shareholders acquired the Ordinary Shares for investment, does not demonstrate an intent to distribute the Ordinary Shares on behalf of the Company or that the Selling Shareholders are acting as underwriters.

Factor 2: Circumstances under which the Selling Shareholders Acquired the Shares

The circumstances under which each Selling Shareholder acquired their Ordinary Shares have been discussed in detail under the heading “Background” above.

None of the Selling Shareholders have entered into any underwriting relationship or arrangement with the Company, received any commission or other payment from the Company in connection with the resale of any of their securities, and the Company will receive no proceeds from the resale of the Ordinary Shares, if any, by the Selling Shareholders. We believe these circumstances are distinct from those involving a primary offering by or on behalf of the Company.

Furthermore, Rule 100 of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” We are not aware of any factor or circumstances that would suggest that any such special selling efforts or selling methods, such as investor presentations or road shows, by or on behalf of any of the Selling Shareholders have or are intended to take place if the Registration Statement is declared effective.

Factor 3: The Selling Shareholders’ Relationship to the Company

The Selling Shareholders’ Relationship to the Company has been discussed in detail under the heading “Background” above. In addition, the Company does not have an underwriting relationship with the Selling Shareholders or any contractual, legal, or other relationship that would control the timing, nature or amount of resales of the resale shares following the effectiveness of the Registration Statement or even whether any such resale shares are resold at all under the Registration Statement. To the Company’s knowledge, at no time has a Selling Shareholder been affiliated with or acted as a securities broker-dealer or representative thereof.

The Company does not believe that the registration rights that the Company granted to the Selling Shareholders are indicative of any desire of the Selling Shareholders to sell or distribute the resale shares on behalf of the Company. The Company did not grant the registration rights for the purpose of conducting an indirect primary offering. To the extent that the Selling Shareholders sell the Ordinary Shares, the Selling Shareholders will retain all proceeds from such sales and the Company will not receive any of the proceeds from the resales.

Factor 4: Amount of Shares Involved

The total number of the Ordinary Shares registered for resale by the Selling Shareholders is 2,530,000, representing 22.62% of the Company’s issued and outstanding Ordinary Shares as of the date hereof. Additionally, none of the Selling Shareholders holds or is seeking to register more than 5% of the outstanding Ordinary Shares of the Company.

Factor 5: Whether the Selling Shareholders are in the Business of Underwriting Securities

To the Company’s knowledge, none of the Selling Shareholders, and the natural persons that exercise voting and/or dispositive power over the Ordinary Shares held by the Selling Shareholders that are entities, are or have ever been in the business of underwriting securities.

Factor 6: Whether under All the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company

We respectfully submit that we believe that the circumstances of the offering do not indicate that the Selling Shareholders are selling the resale shares on behalf of the Company. The Company will receive no portion of the proceeds from any sales of the resale shares. No Selling Shareholder acquired the resale shares under circumstances that would indicate that it was receiving compensation from the Company in connection with the resale or that the Company had any financial interest in the resale of its respective resale shares. Additionally, there is no evidence of special selling efforts or selling methods that would suggest a view to “distribution.” Finally, to the Company’s knowledge, none of the Selling Shareholders and the natural persons that exercise voting and/or dispositive power over the Ordinary Shares held by the Selling Shareholders that are entities are or have ever been in the business of underwriting securities. In light of the circumstances and the other facts described above, we respectfully advise the Staff that we believe the Selling Shareholders are not acting as underwriters on behalf of, or as a conduit for, the Company.

Additionally, in response to the Staff’s comment, we respectfully advise the following:

(i) why the resale offering is required to be registered at this time

The resale shares are being registered at this time because all of the Selling Shareholders hold less than 5% of the Ordinary Shares. The underwriter of the IPO is not requiring lock-up arrangements for shareholders who hold less than 5% of the Ordinary Shares, and no previous lock-up arrangements are in place between us and the Selling Shareholders. Therefore, we intend to register the resale shares at this time to provide greater flexibility for the Selling Shareholders to freely trade their shares upon the IPO and to help ensure our Ordinary Shares maintain appropriate liquidity in the market after the IPO.

(ii) how you determined the number of ordinary shares being registered in connection with the resale offering

We are seeking to register all the Ordinary Shares held by the non-affiliate shareholders who hold less than 5% of the Ordinary Shares and have expressed to the Company an interest in having their Ordinary Shares registered on the resale prospectus.

2. Revise to disclose the natural person(s) that exercise voting and/or dispositive power over the shares held by the entities listed on page Alt-3 and in the footnotes. Please also disclose whether any of the natural persons have had a material relationship with the company or any of its predecessors or affiliates within the past three years. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Response:

In response to the Staff’s comments, we have revised our disclosure on pages Alt-3 and Alt-4 to disclose the natural persons that exercise voting and/or dispositive power over the Ordinary Shares held by the entities listed therein and that none of these natural persons have had a material relationship with the Company or any of its predecessors or affiliates within the past three years.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Kazusa Aranami
Name:	Kazusa Aranami
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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